                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        INNOVATIVE MICRO TECHNOLOGY, INC.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    45771R102
                                   -----------
                                 (CUSIP Number)

                          Christopher C. Cambria, Esq.
                  Vice President, General Counsel and Secretary
                         L-3 Communications Corporation
                                600 Third Avenue
                               New York, NY 10016
                            Telephone: (212) 697-1111

                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              ---------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  45771R102

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      L-3 COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

      00  Purchaser's Cash on Hand
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF          7.   SOLE VOTING POWER
    SHARES                 0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY           8.   SHARED VOTING POWER
     EACH                  1,802,000
   REPORTING       -------------------------------------------------------------
    PERSON            9.   SOLE DISPOSITIVE POWER
     WITH                  0
                   -------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER
                           1,802,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,802,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                    [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.6% (based on 6,302,000 shares outstanding)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  45771R102

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement on
         Schedule 13D (this "Statement") relates is common stock, par value $0.0001 per share (the "Common Stock"), of Innovative Micro Technology, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 75 Robin Hill Road, Santa Barbara, California 93117.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by L-3 Communications Corporation, a Delaware corporation ("Purchaser"), and L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings").

         Holdings is a publicly traded corporation. Purchaser is a wholly owned subsidiary of Holdings.

         Holdings through Purchaser is a leading merchant supplier of sophisticated secure communication systems and specialized communication products. Purchaser produces secure, high data rate communication systems, microwave components, avionics and ocean systems and telemetry, instrumentation and space products.

         Both Purchaser and Holdings have their principal executive offices at 600 Third Avenue, New York, New York 10016. The address of the principal business of both Purchaser and Holdings is 600 Third Avenue, New York, New York 10016.

         The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Purchaser and Holdings are set forth in Appendix A hereto, which Appendix A is incorporated herein by reference.

         During the last five years, neither Purchaser nor Holdings nor, to the best knowledge of Purchaser or Holdings, any of the persons listed in Appendix A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Purchase Agreement (the "Purchase Agreement"), between Purchaser and the Company, on August 1, 2002, Purchaser purchased from the Company an aggregate of 935,000 newly issued shares of Common Stock (the "Purchaser Shares") and was issued warrants to purchase an additional 867,000 shares of Common Stock (the "Warrants"), for a total purchase price of $5,000,000 paid at the closing under the Purchase Agreement by the Purchaser in cash. The Warrants consist of (i) an 18-month warrant to purchase 167,000 shares of common stock at a purchase price of $5.35 per share, which will expire on February 1, 2004, and (ii) a three year warrant to purchase 700,000 shares of common stock at $7.29 per share, which will expire on August 1, 2005. The Purchase Agreement and the Warrants, attached hereto as Exhibits
         7.1 and 7.2, respectively, are incorporated herein by reference. The $5,000,000 purchase price was paid to the Company from the Purchaser's cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

         Purchaser acquired the Purchaser Shares, which Purchaser Shares constituted at the closing under the Purchase Agreement approximately 17.2% of the outstanding Common Stock plus Warrants for an additional 867,000, which if exercised in the future would give Purchaser a total of 1,802,000 or 28.6% of the outstanding Common Stock. The purpose of the acquisition was to obtain an equity interest in the

                                  SCHEDULE 13D

CUSIP NO.  45771R102

         Company and a right of first refusal to exploit and sell the Company's technology to the military market for any product or application that would compete with Purchaser's products and to become a preferred customer of the Company, with priority access and use of the Company's products and services. Each of Purchaser and Holdings is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 1,802,000 shares of Common Stock or 28.6% of the Common Stock (based on 1,302,000 shares outstanding).

         (d) - The Stock Purchase Agreement grants certain rights to Purchaser, including a requirement that the Company use its best efforts to maintain a representative of Purchaser as a member of the board of directors and an agreement that the Board of Directors will have a maximum of seven members.

         (b), (c), (e), (f), (g), (h), (i) and (j) - Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Each of Purchaser and Holdings is the beneficial owner (calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of 1,802,000 shares of Common Stock or 28.6% of the Common Stock (based on 1,302,000 shares outstanding).

     (b) Purchaser and Holdings have shared power to vote and dispose of all of the shares of Common Stock referred to above in Item 5 (a).

     (c) Not applicable.

     (d) Neither Purchaser nor Holdings, nor, to the best knowledge of Purchaser or Holdings, any of the persons listed in Appendix A, know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Purchaser Shares. The response to Item 5(b) is incorporated herein by reference in its entirety.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

         The responses to Item 3 and Item 4 are incorporated herein by reference in their entirety. The Stock Purchase Agreement grants certain rights to Purchaser, including a requirement that the company use its best efforts to maintain a representative of Purchaser as a member of the board of directors, an agreement that the Board of Directors will have a maximum of seven members, and certain information rights. Purchaser will also have limited rights to require the Company to register Purchaser's shares of common stock (and the stock issuable on exercise of the Warrants) for resale under the Securities Act of 1933, and to require the Company to include shares of common stock owned by Purchaser in future registered offerings undertaken by the Company. Until the closing of the Company's next firmly underwritten public offering, Purchaser will have a right to participate in future offerings of equity securities of the Company to preserve its ownership percentage. In addition, the number of shares of common stock purchasable under the Warrants is subject to adjustment for dilution that may occur on future sales of equity securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1 Purchase Agreement*, dated August 1, 2002, between Purchaser and the Company.

--------
* The schedules to this agreement have been omitted. Purchaser and Holdings agree to furnish such schedules supplementally to the Commission upon request.

                                  SCHEDULE 13D

CUSIP NO.  45771R102

         Exhibit 7.2 Warrant Agreement dated August 1, 2002 to purchase 167,000 shares of common stock at $5.35 per share and to purchase 700,000 shares of common stock at $7.29 per share.

                                  SCHEDULE 13D

CUSIP NO.  45771R102

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2002

                             L-3 COMMUNICATIONS CORPORATION

                             By: /s/ Christopher C. Cambria
                                -----------------------------------------------
                                Name:  Christopher C. Cambria
                                Title: Senior Vice President, General Counsel
                                       and Secretary

                             L-3 COMMUNICATIONS HOLDINGS, INC.

                             By: /s/ Christopher C. Cambria
                                -----------------------------------------------
                                Name: Christopher C. Cambria
                                Title: Senior Vice President and General Counsel
                                      and Secretary

                                  SCHEDULE 13D

CUSIP NO.  45771R102

                                   APPENDIX A
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF PURCHASER AND HOLDINGS

     The name, business address and present principal occupation or employment of each director and executive officer of Purchaser and Holdings and certain other information are set forth below. The business address of each such director and executive officer is: c/o L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016. Unless otherwise indicate, each occupation set forth opposite an individual's name refers to employment with Purchaser and Holdings. All directors and executive officers listed below are citizens of the United States.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------
Directors
---------
Frank C. Lanza              Chairman and Chief Executive Officer and Director
                            since April 1997. From April 1996, when Loral
                            Corporation was acquired by Lockheed Martin
                            Corporation, until April 1997, Mr. Lanza was
                            Executive Vice President of Lockheed Martin, a member of Lockheed Martin's Executive Council and
                            Board of Directors and President and Chief Operating
                            Officer of Lockheed Martin's command, control, communications and intelligence ("C3I") and Systems
                            Integration Sector, which comprised many of the businesses Lockheed Martin acquired from Loral.
                            Prior to the April 1996 acquisition of Loral, Mr.
                            Lanza was President and Chief Operating Officer of
                            Loral, a position he held since 1981. He joined
                            Loral in 1972 as President of its largest division, Electronic Systems. His earlier experience was with Dalmo Victor and Philco Western Development
                            Laboratory.

Robert V. LaPenta           President and Chief Financial Officer and Director
                            since April 1997. >From April 1996, when Loral was acquired by Lockheed Martin, until April 1997, Mr.
                            LaPenta was a Vice President of Lockheed Martin and was Vice President and Chief Financial Officer of
                            Lockheed Martin's C3I and Systems Integration
                            Sector. Prior to the April 1996 acquisition of Loral, he was Loral's Senior Vice President and
                            Controller, a position he held since 1981. He joined
                            Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named
                            Vice President in 1979. Mr. LaPenta is on the Board of Trustees of Iona College, the Board of Trustees of The American College of Greece and the Board of Directors of Core Software Technologies.

                                  Appendix A-1

                                  SCHEDULE 13D

CUSIP NO.  45771R102

Thomas A. Corcoran          Director since July 1997. Member of the audit
                            committee. Since March 2001, Mr. Corcoran has been the President and Chief Executive Officer of Gemini
                            Air Cargo. Mr. Corcoran is also president of Corcoran Enterprises, a private management consulting firm. Mr. Corcoran was the President and Chief Executive Officer of Allegheny Teledyne
                            Incorporated from October 1999 to December 2000.
                            From October 1998 to September 1999, he was
                            President and Chief Operating Officer of the Space &
                            Strategic Missiles Sector of Lockheed Martin
                            Corporation. From March 1995 to September 1998 he was the President and Chief Operating Officer of the Electronic Systems Sector of Lockheed Martin
                            Corporation. From 1993 to 1995, Mr. Corcoran was
                            President of the Electronics Group of Martin
                            Marietta Corporation. Prior to that he worked for General Electric for 26 years and from 1983 to 1993 he held various management positions with GE
                            Aerospace and was a company officer from 1990 to 1993. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the
                            Board of Trustees of Stevens Institute of Technology and the Board of Directors of REMEC Corporation.

Robert B. Millard           Director since April 1997; Chairman of the
                            Compensation Committee. Mr. Millard is a Managing
                            Director of Lehman Brothers, head of Lehman
                            Brothers' Principal Trading & Investments Group and principal of the Merchant Banking Group. Mr. Millard joined Kuhn Loeb & Co. in 1976 and became a Managing
                            Director of Lehman Brothers in 1983. Mr. Millard currently is a director of GulfMark Offshore, Inc.
                            and Weatherford International, Inc.

John E. Montague            Director since April 1997. Member of the
                            compensation committee. Mr. Montague has been Vice
                            President, Financial Strategies of Lockheed Martin
                            Corporation since August 2001. From September 1998 to August 2001, he was Vice President and Chief
                            Financial Officer of Lockheed Martin Global
                            Telecommunications, Inc., a wholly owned subsidiary of Lockheed Martin. He served as Vice President,
                            Financial Strategies at Lockheed Martin responsible for mergers, acquisitions and divestiture activities and shareholder value strategies from March 1995 until September 1998. Previously, he was Vice
                            President, Corporate Development and Investor
                            Relations at Martin Marietta Corporation from 1991 to 1995. From 1988 to 1991, he was Director of Corporate Development at Martin Marietta
                            Corporation, which he joined in 1977 as a member of the engineering staff. Mr. Montague is a director of Rational Software Corporation.

                                  Appendix A-2

                                  SCHEDULE 13D

CUSIP NO.  45771R102

John M. Shalikashvili       Director since August 1998. Chairman of the audit
                            committee. General Shalikashvili (U.S. Army-ret.) is an independent consultant and a Visiting Professor at Stanford University. General Shalikashvili was the senior officer of the United States military and principal military advisor to the President of the United States, the Secretary of Defense and National
                            Security Council by serving as the thirteenth
                            Chairman of the Joint Chiefs of Staff, Department of
                            Defense, for two terms from 1993 to 1997. Prior to his tenure as Chairman of the Joint Chiefs of Staff, he served as the Commander in Chief of all United
                            States forces in Europe and as NATO's tenth Supreme
                            Allied Commander, Europe (SACEUR). He has also served in a variety of command and staff positions in the continental United States, Alaska, Belgium,
                            Germany, Italy, Korea, Turkey and Vietnam. General
                            Shalikashvili is a director of The Boeing Company, United Defense Industries Inc., and Frank Russell
                            Trust Company.

Alan H. Washkowitz          Director since April 1997. Member of the
                            compensation committee. Mr. Washkowitz is a Managing
                            Director of Lehman Merchant Banking Group, and is responsible for the oversight of Lehman Brothers
                            Inc. Merchant Banking Portfolio Partnership L.P. Mr.
                            Washkowitz joined Lehman Brothers Inc. in 1978 when
                            Kuhn Loeb & Co. was acquired by Lehman Brothers. Mr.
                            Washkowitz is a director of Peabody Energy
                            Corporation.

Arthur L. Simon             Director since April 2000. Member of the audit
                            committee. Mr. Simon is an independent consultant.
                            Before his retirement, Mr. Simon was a partner at Coopers & Lybrand L.L.P., Certified Public
                            Accountants, from 1968 to 1994. He is a director of Loral Space & Communications, Inc.

OFFICERS
--------

Frank C. Lanza              Chairman and Chief Executive Officer and Director
                            since April 1997. >From April 1996, when Loral
                            Corporation was acquired by Lockheed Martin
                            Corporation, until April 1997, Mr. Lanza was
                            Executive Vice President of Lockheed Martin, a member of Lockheed Martin's Executive Council and
                            Board of Directors and President and Chief Operating
                            Officer of Lockheed Martin's command, control, communications and intelligence ("C3I") and Systems
                            Integration Sector, which comprised many of the businesses Lockheed Martin acquired from Loral.
                            Prior to the April 1996 acquisition of Loral, Mr.
                            Lanza was President and Chief Operating Officer of
                            Loral, a position he held since 1981. He joined
                            Loral in 1972 as President of its largest division, Electronic Systems. His earlier experience was with Dalmo Victor and Philco Western Development
                            Laboratory.

                                  Appendix A-3

                                  SCHEDULE 13D

CUSIP NO.  45771R102


Robert V. LaPenta           President and Chief Financial Officer and Director
                            since April 1997. From April 1996, when Loral was acquired by Lockheed Martin, until April 1997, Mr.
                            LaPenta was a Vice President of Lockheed Martin and was Vice President and Chief Financial Officer of
                            Lockheed Martin's C3I and Systems Integration
                            Sector. Prior to the April 1996 acquisition of Loral, he was Loral's Senior Vice President and
                            Controller, a position he held since 1981. He joined
                            Loral in 1972 and was named Vice President and Controller of its largest division in 1974. He became Corporate Controller in 1978 and was named
                            Vice President in 1979. Mr. LaPenta is on the Board of Trustees of Iona College, the Board of Trustees of The American College of Greece and the Board of Directors of Core Software Technologies.

Christopher C. Cambria      Senior Vice President -- Secretary and General
                            Counsel. Mr. Cambria became a Senior Vice President in March 2001. He joined us in June 1997 as Vice
                            President -- General Counsel and Secretary. From
                            1994 until joining us, Mr. Cambria was an associate with Fried, Frank, Harris, Shriver & Jacobson. From
                            1986 until 1993, he was an associate with Cravath, Swaine & Moore.

Charles J. Schafer          Senior Vice President -- Business Operations and
                            President of the Products Group. Mr. Schafer was appointed President of the Products Group in September 1999. He joined us in August 1998 as Vice
                            President -- Business Operations. Prior to August
                            1998, he was President of Lockheed Martin's Tactical
                            Defense Systems Division, a position he also held at Loral since September 1994. Prior to the April 1996 acquisition of Loral, Mr. Schafer held various executive positions with Loral, which he joined in 1984.

Michael T. Strianese        Senior Vice President -- Finance. Mr. Strianese
                            became a Senior Vice President in March 2001. He joined us in April 1997 as Vice President -- Finance and Controller and was our Controller until July
                            2000. From April 1996, when Loral was acquired by
                            Lockheed Martin, until April 1997, Mr. Strianese was
                            Vice President and Controller of Lockheed Martin's
                            C3I and Systems Integration Sector. From 1991 to the
                            April 1996 acquisition of Loral, he was Director of Special Projects at Loral. Mr. Strianese is a
                            Certified Public Accountant.

Stephen M. Souza            Vice President and Treasurer. Mr. Souza joined us in
                            August 2001. Prior to joining us he was the Treasurer of ASARCO Inc. from 1999 to August 2001 and Assistant Treasurer from 1992 to 1999.

David T. Butler III         Vice President -- Planning. Mr. Butler became a Vice
                            President in December 2000. He joined us in 1997 as our corporate Director of Planning and Strategic
                            Development. Prior to joining us, he was the Controller for Lockheed Martin Fairchild Systems from 1996 to 1997. Prior to the acquisition of Loral, Mr. Butler was Controller of Loral Fairchild
                            Systems from 1992 to 1996. From 1981 to 1992 Mr.
                            Butler held a number of financial positions with Loral Electronic Systems.

                                  Appendix A-4

                                  SCHEDULE 13D

CUSIP NO.  45771R102

Joseph S. Paresi            Vice President -- Product Development and President
                            of the Security Systems Division. Mr. Paresi joined us in April 1997. From April 1996 until April 1997,
                            Mr. Paresi was Corporate Director of Technology for
                            Lockheed Martin's C3I and System Integration Sector.
                            Prior to the April 1996 acquisition of Loral, Mr.
                            Paresi was Corporate Director of Technology for
                            Loral, a position he held since 1993. From 1978 to 1993, Mr. Paresi was a Systems Engineer, Director of
                            Marketing and Director of International Programs at
                            Loral Electronic Systems.

Lawrence H. Schwartz        Vice President -- Business Development. Mr. Schwartz
                            joined the Company in May 1997. From April 1996 until May 1997, Mr. Schwartz was Vice President of
                            Technology for the C3I and System Integration Sector of Lockheed Martin. Prior to the April 1996 acquisition of Loral, he was Corporate Vice
                            President of Technology for Loral, a position he held since 1987. Between 1976 and 1987, Mr. Schwartz was Vice President of Engineering, Senior Vice
                            President of Business Development, Senior Vice
                            President of the Rapport Program and Senior Vice
                            President of Development Programs at Loral
                            Electronic Systems.

Jimmie V. Adams             Vice President -- Washington, D.C. Operations.
                            General Jimmie V. Adams (U.S.A.F.-ret.) joined us in
                            May 1997. From April 1996 until April 1997, he was
                            Vice President of Lockheed Martin's Washington
                            Operations for the C3I and Systems Integration
                            Sector. Prior to the April 1996 acquisition of Loral, he had held the same position at Loral since
                            1993. Before joining Loral in 1993, he was Commander in Chief, Pacific Air Forces, Hickam Air Force Base,
                            Hawaii, capping a 35-year career with the U.S. Air
                            Force. He was also Deputy Chief of Staff for plans and operation for U.S. Air Force headquarters and Vice Commander of Headquarters Tactical Air Command and Vice Commander in Chief of the U.S. Air Forces
                            Atlantic at Langley Air Force Base. He is a command pilot with more than 141 combat missions.

Robert RisCassi             Vice President -- Washington, D.C. Operations.
                            General Robert W. RisCassi (U.S. Army-ret.) joined us in April 1997. From April 1996 until April 1997, he was Vice President of Land Systems for Lockheed
                            Martin's C3I and Systems Integration Sector. Prior to the April 1996 acquisition of Loral, he had held the same position for Loral since 1993. He joined
                            Loral in 1993 after retiring as U.S. Army Commander in Chief, United Nations Command/Korea. His 35-year military career included posts as Army Vice Chief of Staff; Director, Joint Staff, Joint Chiefs of Staff;
                            Deputy Chief of Staff for Operations and Plans; and
                            Commander of the Combined Arms Center. General
                            RisCassi is currently a director of Alliant
                            Techsystems Inc.

Jill J. Wittels             Vice President -- Business Development. Ms. Wittels
                            joined us in March 2001. From July 1998 to February
                            2001 she was President and General Manager of BAE
                            Systems' Information and Electronic Warfare
                            Systems/Infrared and Imaging Systems division and its predecessor company. From January 1997 to July
                            1998, Ms. Wittels was Vice President -- Business
                            Development and Operations for IR Focalplane
                            Products at Lockheed Martin. Ms. Wittels is on the
                            Board of Overseers for the Department of Energy's
                            Fermi National Accelerator Lab.


                                  Appendix A-5